FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

Mr Michael Volley Staff Accountant Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Group Chief Accountant's Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 0202 Facsimile: 020 7672 1424

28 February 2011

Dear Mr Volley

The Royal Bank of Scotland Group plc
Form 20-F for fiscal year ended 31 December 2009
Filed 27 April 2010
File No. 001-10306

Thank you for your letter of 2 February 2011.  Our responses to your comments are set out below.  References to ‘the Company’ and to ‘RBSG’ are to The Royal Bank of Scotland Group plc; ‘the Group’ means the Company and its subsidiaries.  ‘RBS’ refers to The Royal Bank of Scotland plc and ‘RBS NV’ to RBS Holdings N.V..

General

1.
We note from your response that, notwithstanding your efforts to exit customer and trade finance exposure that is outside the boundaries of the Sanctions Policy Standards you describe, currently you hold some accounts for Iranian residents; you have trade exposure related to entities that are considered part of, or appear to be owned or controlled by, the Iranian government; and you engage in other transactions relating to Iran.  Please discuss for us the applicability of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, and the corresponding Iranian Financial Sanctions Regulations recently promulgated by OFAC.  Discuss how you expect these provisions to impact your business.  In this regard, discuss the extent to which you are a party to contracts with the U.S. government.

[**Paragraphs redacted**]

2011.2.28.1	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

Asset Protection Scheme, page 127

2.
We note your response to comments 5 and 7 in your letter dated December 16, 2010.  Please tell us why the Asset Protection Scheme was structured as a single contract as compared to the transaction with The Royal Bank of Scotland N.V. which was structured using two separate contracts which results in asymmetrical accounting.

[**Paragraph redacted**]

2011.2.28.2	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

Financial Statements
Accounting Policies
20. Sale and Repurchase Transactions, page 210

3.
We note your response to comment 9 in your letter dated December 16, 2010 in which you state that sale and repurchase agreements can qualify for derecognition under IAS 39 but that you do not generally enter into such agreements and they do not have a material effect on the Group’s balance sheet.  Please provide us the facts and circumstances related to these type of transactions you have entered into, or similar type transactions such as securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, quantify the amounts and provide us your accounting analysis that supports your treatment.  Also confirm that you had no other sale and repurchase agreements in which you derecognized the assets.

The Group was not party to any sale and repurchase agreements during 2009 or 2010 that met the criteria in IFRS for the underlying securities to be derecognised.

Note 12.  Financial Assets – Impairments, page 248

4.	We note your response to comment 10 in your letter dated December 16, 2010.

a.
Please explain to us how as a result of restructuring a corporate loan the remaining debt outstanding no longer carries an impairment provision.  For example, is a portion of the loan charged-off, is the impairment provision reversed, etc?  If the provision is reversed, please tell us how you determine reversal is appropriate.

The restructuring of an impaired corporate loan generally involves granting concessions to the borrower such as debt forgiveness, a debt for equity exchange or the extension of the debt’s term. Following a partial debt forgiveness or a debt for equity exchange over part of the outstanding debt, the debt is written off to the extent of the forgiveness granted.  Any equity received is recorded at fair value.  The remaining debt will no longer carry an impairment provision where the borrower is expected to meet the revised loan terms; these may include an increase in the interest margin on the loan and the payment of restructuring fees by the borrower.

b.	Please revise your future filings to address the following:

i.	Discuss how you identify loans to be restructured;

We will include the following in future filings:

Global Restructuring Group

The Global Restructuring Group (GRG) manages problem and potential problem exposures in the Group’s wholesale credit portfolios.  Its primary function is to manage actively the exposures

2011.2.28.3	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

to minimise loss for the Group, and where feasible, to return the exposure to the Group’s mainstream loan book.

Originating business units consult with GRG prior to transfer to GRG when a potentially negative event or trend emerges which might affect a customer’s ability to service its debt or increase the Group’s risk exposure to that customer.  Such circumstances include deteriorating trading performance, likely breach of covenant, challenging macroeconomic conditions, a missed payment or the expectation of a missed payment to the Group or another creditor.

On transfer of the relationship, GRG devises a bespoke strategy that optimises recoveries from the debt. This strategy may also involve GRG reviewing the business operations and performance of the customer.

[This paragraph will be followed by description of the various restructuring arrangements: covenant relief, amendments to restrictive covenants, variation in margin, payment holidays and loan rescheduling, debt forgiveness and debt for equity transactions.]

Forbearance

The Group’s retail forbearance activities involve granting various contract revisions not normally available such as reduced repayments, payment moratoriums and the roll up of arrears principally to retail customers with secured lending that are experiencing temporary financial difficulties.

Loans are identified for forbearance primarily as a result of contact from the customer or payment arrears and it is only granted following an assessment of the customer’s ability to pay. For those loans that are classified as impaired, the Group’s objective is to minimise the loss on these accounts; for currently performing loans the aim is to enable the customer to continue to service the loan.

ii.	Quantify the amount of restructured loans (by loan type) and aggregate the amounts in accrual and non-accrual status;

We intend to make disclosures about loans restructured following an impairment event and those where terms have been modified before impairment. The disclosures focus on those sectors experiencing the highest level of such activity - commercial property and residential mortgages.  Our proposed disclosures are set out below:

Global Restructuring Group

During 2010, GRG completed corporate loan restructurings totalling £•.• billion (exposures of more than £5 million) of which £•.• billion were classified as impaired.  Of these restructurings, £•.• billion related to commercial real estate and £•.• billion to manufacturing.  The incidence of the main types of arrangements is analysed below:

2011.2.28.4	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

% of loans (by value)
Term extensions
Debt forgiveness
Debt for equity
Interest rate concessions and payment moratoriums

The total above exceeds 100% as an individual case can involve more than one type of arrangement.

Forbearance

Retail loan forbearance arrangements during 2010 totalled £•.• billion (residential mortgages £•.• billion), of which £•.• billion were classified as impaired.  The incidence of the main types of retail forbearance is analysed below.

% of loans (by value)
Reduced repayments
Payment moratoriums
Roll up of arrears
Interest reductions
Term extensions

The total above exceeds 100% as an individual case can involve more than one type of arrangement.

Of the forbearance arrangements agreed in the performing book during 2010, less than ••% were impaired as at 31 December 2010.

Commercial real estate

The Group may agree maturity extensions, interest roll-ups and other remedial measures, as part of the Group’s early problem management framework, with customers experiencing temporary financial difficulties.  Excluding Ulster Bank Group, customers with loans totalling £•.• billion (where exposures exceeded £10 million) benefited from such measures during 2010.  Within GRG a restructured loan without an impairment provision is returned to the performing book once the revised terms are being met by the customer. During 2010, within GRG (excluding Ulster Bank Group) such activity for counterparties with exposures in excess of £5 million, amounted to £•.• billion.

Ulster commercial real estate

Within its early problem management framework, Ulster Bank Group may agree various remedial measures with customers in the performing book that are experiencing temporary financial difficulties.

2011.2.28.5	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

During 2010, customers with loans amounting to £·.· billion (exposures greater than £5 million) benefited from such measures.

During 2010, impaired loans amounting to £•.• billion (exposures greater than £5 million) were restructured and remain in the non-performing book.

Ulster residential mortgages

Ulster Bank Group has a number of initiatives in place aimed at increasing the level of support to customers experiencing temporary financial difficulties.  At 31 December 2010, forbearance arrangements had been agreed in respect of ·.·% (£·.· billion) of Ulster Bank Group’s residential mortgage portfolio.  The majority of (··%) relates to customers in the performing book.  Loans in respect of which forbearance arrangements were agreed during 2010 amounted to £·.· billion in the performing book and £·.· billion in the impaired book.

UK Retail residential mortgages

A number of initiatives aimed at supporting customers experiencing temporary financial difficulties remain in place.  Forbearance activities include offering reduced or deferred payment terms for a period of up to 12 months during which arrears continue to accrue on the account.  Forbearance activities in the performing book amounted to £•.• billion during 2010.  It is Group policy not to initiate repossession proceedings for at least six months after arrears are evident.  The number of properties repossessed in 2010 was •,••• compared with •,••• in 2009.

Citizens

Citizens’ participates in the US Government Home Affordable Modification Program (HAMP) alongside other bank sponsored initiatives. Under HAMP, any borrower requesting a modification must be first reviewed to see if they meet the criteria of this programme. If the borrower does not qualify for HAMP, then they are reviewed for internal modification programmes. The HAMP programme is available only for first lien loans to owner-occupied. All second lien home equity lines and loans are modified using internal programmes.

The cumulative effect of these arrangements has helped the Group’s customers. Modified loan balances were $••• million at 31 December 2010 (31 December 2009 - $••• million).

2011.2.28.6	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

iii.	Disclose how you determine whether a renegotiated loan should be classified as accrual or non-accrual;

In future filings, we will add a commentary as set out below:

Global Restructuring Group

Transfer of restructured loans to the performing book follows assessment by relationship managers in GRG.  All cases are individually assessed; when no further losses are expected the loan is returned to performing status.  Restructured loans that carry an impairment provision remain classified as impaired.  Of the £•.• billion of corporate loans that were transferred to the performing book with a concession during 2010, loans amounting to £•.• billion had a negotiated margin increase as compensation for concessions granted.

Forbearance

Forbearance lending for which an impairment loss provision has been recognised remains classified as non-performing.  Where the customer met the loan terms prior to their modification and where there is an expectation that the customer will meet the revised terms, these loans are classified as performing loans.

iv.
Quantify the types of concessions you have made (e.g. reduction of interest rate, payment extension, forgiveness of principal’; forbearance or other actions) and discuss your success with the different types of concessions (qualitatively and quantitatively);

Please see the proposed disclosures in answer to point 4(b)(ii) above.

v.
Discuss how restructured loans impact the timing of the recording of the provisions for impairment.  For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology prior to the modification.

In future filings, we will include the following discussion:

Once a loss event has occurred, a loan is assessed for an impairment provision. In the case of loans that are restructured due to the financial condition of the borrower, the loss event and consequent loan impairment provision assessment (based on management’s best estimate of the incurred loss) almost invariably take place prior to the restructuring. The quantum of the loan impairment provision may change once the terms of the restructuring are known resulting in an additional provision charge or a release of provision in the period in which the restructuring takes place.

2011.2.28.7	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s 2009 20-F filed on 27 April 2010; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you wish to discuss our response.

Yours sincerely

/s/ R Kapoor
R Kapoor
Group Chief Accountant

2011.2.28.8	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB